Exhibit 99.1

RBC Dominion Securities Inc.
Low Tide Properties Ltd.	200 Bay Street
666 BURRARD ST, 2500	2nd Floor, South Tower
PARK PLACE	Toronto, ON M5J 2W7
Vancouver, BC
V6C 2X8	Tel: 416-842-6200
Fax: 416-842-6166

May 18, 2023

RE: WealthLine credit line arrangement for Low Tide Properties Ltd.

RBC Dominion Securities Account:

The following WealthLine credit line has been applied to the above mentioned account in the name of Low Tide Properties Ltd., which currently solely holds Lululemon Athletica Inc. in support of the WealthLine credit line:

•	Max loan greater of CAD $35M or 40% of the holding

A WealthLine credit line permits you to borrow funds based on the value of the securities in your account as collateral. The WealthLine credit line operates as borrowing on margin.

In the event that you are approved by us for a WealthLine credit line, you will: (a) pay us on demand any money you owe us relating to your account; (b) maintain the margin we require; and (c) promptly declare a sale whenever we request one. You acknowledge and agree that you have a continuing obligation to repay the principal amount borrowed through a WealthLine credit line, as well as the interest even if the value of the securities in your account goes down.

You also agree that we may: (a) reduce or cancel the margin; (b) refuse to increase the margin; (c) require you to provide more margin than is required by any applicable regulatory or self-regulatory authority; (d) change our margin rates at any time without giving you notice; and (e) sell the securities in your account without notice to meet our margin requirements but are under no requirement to do so.

Termination of margin. When your account is closed or any Agreement applicable to your account is terminated, the WealthLine granted to you by us will immediately terminate.

Loan acknowledgement. You acknowledge that securities held in your margin account that are not fully paid or are not excess margin securities may, to the extent permitted by applicable law, be loaned to us or loaned to others and we have no obligation to retain under our possession and control a like amount of securities.

Shareholder vote of loaned securities. In connection with any loan of securities held in your margin account you acknowledge that we or others may receive and retain certain benefits to which you will not be entitled. You further acknowledge that in certain circumstances, such loans may limit, in whole or in part, your ability to exercise voting rights of such securities lent.

Kindest Regards,

Aisling Lynch, Director of Operations & Strategic Initiatives